Exhibit 99.1

36Kr Holdings Inc. Announces A Share Repurchase Program

BEIJING, May 6, 2020 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced a share repurchase program.

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its ADSs, each representing 25 Class A Ordinary Shares, after the release of the Company’s operating and financial results for the first quarter of 2020 on Form 6-K, which is to be filed with the SEC on or before June 30, 2020, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program.

As of March 31, 2020, the Company had 937,358,520 ordinary shares outstanding (including 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares), of which 34,500,000 Class A ordinary shares are publicly held and traded in the form of ADSs.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com